Robert Birnbaum

From:	Eskildsen, Chad D. <EskildsenC@SEC.GOV>
Sent:	Wednesday, July 27, 2022 8:19 AM
To:	Robert Birnbaum
Subject:	RE: Tridan Corp 4/30/22 Annual Report

Robert,

I received your message from yesterday and have included the two comments below. I will be in a training class the rest of today and will be out of the office on Thursday and Friday of this week so feel free to contact me next week if there are any questions. We typically request that a response document is filed on EDGAR within 30 days but that timing is flexible.

Thanks,

Chad

Comment 1 - Updated Language for Certifications - It appears the N-CSR for the period 4/30/22 refers to a “quarter” covered by the report for the disclosure related to Form N-CSR Item 11(b) [See 4(d) of the certifications filed in EX-99.CERT below]. Please utilize the language provided in form N-CSR Item 11(b) with refers to period covered by the report not isolated to a particular quarter and confirm that there have been no such changes in the registrants internal control over financial reporting that occurred during the period.

Language included in Tridan 4/30/22 N-CSR Certifications:

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the second fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

Form N-CSR Item 11. Controls and Procedures.

(b) Disclose any change in the registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Act (17 CFR 270.30a-3(d)) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Comment 2 - Compliance with Rule 8b-16 - It appears that the fund is relying on Rule 8b-16 of the Investment Company Act of 1940. Please explain why the disclosure requirements of Rule 8b-16 were not included in the 4/30/22 annual report (e.g. investment objectives/risks, changes to portfolio managers, etc.).

§ 270.8b-16 Amendments to registration statement.

(a) Every registered management investment company which is required to file an annual report on Form NCEN, as prescribed by § 270.30a-1 of this chapter shall amend the registration statement required pursuant to Section 8(b) by filing, not more than 120 days after the close of each fiscal year ending on or after the date upon which such registration statement was filed, the appropriate form prescribed for such amendments.

(b) Paragraph (a) of this section shall not apply to a registered closed-end management investment company whose registration statement was filed on Form N-2; provided that the following information is transmitted to shareholders in its annual report to shareholders:

(1) If the company offers a dividend reinvestment plan to shareholders, information about the plan required to be disclosed in the company’s prospectus by Item 10.1.e of Form N-2 (17 CFR 274.11a-1);

(2) The company’s investment objectives and policies (described in Item 8.2 of Form N-2), and any material changes to same that have not been approved by shareholders;

(3) Any changes in the company’s charter or by-laws that would delay or prevent a change of control of the company (described in Item 10.1.f of Form N-2) that have not been approved by shareholders;

(4) The principal risk factors associated with investment in the company (described in Item 8.3 of Form N-2), and any material changes to same; and

(5) Any changes in the persons who are primarily responsible for the day-to-day management of the company’s portfolio (described in Item 9.1.c of Form N-2), including any new person’s business experience during the past five years and the length of time he or she has been responsible for the management of the portfolio.

(c) In lieu of including a description of the dividend reinvestment plan in its annual report, a company may comply with the disclosure requirement of paragraph (b)(1) of this section concerning a company’s dividend reinvestment plan by delivering to each shareholder annually a separate document containing the information about the plan required to be disclosed in the company’s prospectus by Item 10.1.e of Form N-2. Any such document shall be deemed to be a record or document subject to the record-keeping requirements of section 31 (15 U.S.C. 80a-30) and the rules adopted thereunder (17 CFR 270.31a-I et seq.).

(d) The changes required to be disclosed by paragraphs (b)(2) through (b)(5) of this section are those that occurred since the later of either the effective date of the company’s registration statement relating to its initial offering of securities under the Securities Act of 1933 (15 U.S.C. 77a et seq.) (or the most recent post-effective amendment thereto) or the close of the period covered by the previously transmitted annual shareholder report.

(e) The changes required to be disclosed by paragraphs (b)(2) through (5) of this section must be described in enough detail to allow investors to understand each change and how it may affect the fund. Such disclosures must be prefaced with the following legend: “The following information [in this annual report] is a summary of certain changes since [date]. This information may not reflect all of the changes that have occurred since you purchased [this fund].”

From: Eskildsen, Chad D.

Sent: Tuesday, July 26, 2022 1:57 PM

To: ‘rbirnbaum@srf.law’ <rbirnbaum@srf.law>

Subject: Tridan Corp 4/30/22 Annual Report

Robert,

I’m an accountant in the Disclosure Office of IM and have performed a Sox review of the 4/30/22 annual report filed on the 7/5/22 Form N-CSR for Tridan Corp. I have two comments that I would like to communicate and wanted to confirm you were the proper contact person for the fund. I looked at the 2019 correspondence and you supplied the response to those Sox review comments.

Please let me know if there is someone else I should contact.

Regards,

Chad

CHAD ESKILDSEN

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington DC 20549

Phone | 202.551.6951

www.SEC.gov

Robert Birnbaum

From:	Robert Birnbaum
Sent:	Wednesday, August 17, 2022 1:42 PM
To:	‘Eskildsen, Chad D.’
Subject:	Tridan Corp.

Dear Mr. Eskildsen

This letter responds to the comments to the Annual Shareholder Reports on Form N-CSR, dated April 30, 222 (“Annual Reports”), that were provided via email on July 27, 2022 by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) with respect to Tridan Corp. (the “Registrant”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

Comment 1 - Updated Language for Certifications - It appears the N-CSR for the period 4/30/22 refers to a “quarter” covered by the report for the disclosure related to Form N-CSR Item 11(b) [See 4(d) of the certifications filed in EX-99.CERT below]. Please utilize the language provided in form N-CSR Item 11(b) with refers to period covered by the report not isolated to a particular quarter and confirm that there have been no such changes in the registrants internal control over financial reporting that occurred during the period.

Response: The Registrant acknowledges the Staff’s comment and will revise its disclosure in an amendment to the N-CSR to include the language provided in Form N-CSR Item 11(b) to cover the period covered by the report.

Comment 2 - Compliance with Rule 8b-16 - It appears that the fund is relying on Rule 8b-16 of the Investment Company Act of 1940. Please explain why the disclosure requirements of Rule 8b-16 were not included in the 4/30/22 annual report (e.g. investment objectives/risks, changes to portfolio managers, etc.).

Response: The Registrant acknowledges the Staff’s comment and will revise its disclosure in an amendment to the N-CSR to include the disclosure requirements of Rule 8-b-16, which were inadvertently omitted.

Please do not hesitate to contact me if you have any questions concerning the foregoing.

Robert Birnbaum

Of Counsel

Sichenzia Ross Ference LLP

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